ELLENOFF GROSSMAN & SCHOLE LLP
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TELEPHONE: (212) 370-1300    FACSIMILE: (212) 370-7889
www.egsllp.com

August 2, 2010

Mr. Jeffrey Riedler
Division of Corporation Finance
Mail Stop 4720
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Bohai Pharmaceuticals Group, Inc.
Registration Statement Form S-1/A (the “Registration Statement”)
Supplemental Response filed July 21, 2010 (“Supplemental Response #2”)
File No. 333-165149

Dear Mr. Riedler:

On behalf of Bohai Pharmaceuticals Group, Inc. (the “Company”), we hereby submit for review by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), the Company’s supplemental responses to the Staff’s comments, which were set forth in a letter dated July 21, 2010.  These supplemental responses are intended to address five questions that were discussed with the Staff by telephone on July 30, 2010, and the supplemental responses are organized by question.

In addition, attached hereto as Exhibit A for the Staff’s consideration is an updated draft of a revised Footnote 12 to the Company’s unaudited financial statements for the period ended March 31, 2010 (“Draft Footnote 12”).  Simultaneously with this transmission, we will fax to the Staff a blacklined version of Draft Footnote 12 which will show changes to the Draft Footnote 12 submitted as part of Supplemental Response #2.

As was the case with Supplemental Response #2, the Company is submitting this response and revised Draft Footnote 12 prior to filing an additional pre-effective amendment to the Registration Statement in order to be both responsive to the Staff’s comments and to expedite the completion of the Staff’s review.  Once the Staff is satisfied with the Company’s position on these matters, the Company will file a pre-effective amendment to the Registration Statement in which the analysis and disclosure contained in the final Draft Footnote 12 will be included in revised financial statements and conformed to the remainder of the Registration Statement as applicable and will also make other’34 Act filings (or amendments to ’34 Act filings) as are necessary to reflect the final outcome of the Company’s discourse with the Staff.

1.	Net settlement criterion – readily convertible to cash

In considering whether shares to be received are readily convertible to cash (and thus whether the net settlement criterion is met), the Company believes, as discussed with the Staff, that there are two criteria to be considered:

Mr. Jeffrey Riedler
August 2, 2010

(i)
whether the shares to be received may be sold in the market freely (either through registration or in reliance on Rule 144 promulgated by the Commission (“Rule 144”)), or whether such sale (including the subject shares) is restricted; and

(ii)
if sale (and shares) is not restricted, whether the market is sufficiently active to absorb the quantity of shares being sold without significantly affecting the price (which criterion is addressed further under item 2 below).

The Company continues to believe that, in order to achieve net settlement, the shares to be received must not be subject to restrictions that prevent them from being sold by the recipient, no matter how active the market.  In this regard, the Company notes that ASC 815-10-15-130 to 815-10-15-138 provides guidance on Determining Whether Shares of Stock Are Readily Convertible to Cash.  The guidance at ASC 815-15-131(b) provides that if the sale or transfer of the shares is restricted for a period of 32 days or more, the shares are not considered to be readily convertible to cash.

As previously discussed with the Staff, it is the Company’s view that until such time as the Registration Statement is declared effective or, if earlier, until the shares of Common Stock to be received on exercise of the Warrants or conversion of the Notes may be sold under Rule 144, such shares of Common Stock may not be sold except in privately negotiated transactions with accredited investors or in similar transactions that are otherwise exempt from registration.  Thus, they are effectively restricted from sale in the market and are not readily convertible to cash.  The above guidance also provides in ASC 815-10-15-134 that a restriction of 31 days or less should not be considered sufficiently significant to serve as an impediment to considering the shares as readily convertible to cash (provided a sufficiently active market exists).

In considering when a restriction on sale should no longer be considered to exist, the Company understands that the Staff has a long-standing position that the effectiveness of a registration statement cannot be assumed.  Accordingly, the Company believes that the shares should be considered to be restricted until the earlier of (a) the date the Registration Statement is effective or (b) the date that is 31 days prior to the date (which, in the Company’s case, is January 5, 2011) on which Rule 144 is expected to be available.  As provided in the guidance at ASC 815-10-15-137, if the Registration Statement is not yet effective, the shares would be considered to be no longer restricted 31 days prior to the date that it can be reasonably expected that they would qualify for sale under Rule 144.

The Staff requested the Company to consider and clarify how the above policy would be applied if there was a possibility that not all the shares that the Company may be required to issue were being registered.  As discussed with the Staff, interest on the Notes is payable in cash quarterly, on the last day of each fiscal quarter.  However, the Note holders are entitled to convert principal together with accrued but unpaid interest.  The Company’s registration statement includes 6,000,000 shares of Common Stock, which is sufficient to register all shares underlying the principal of the Notes but the Company is not currently registering any additional shares that may underlie the Notes.

As discussed above, prior to the Registration Statement becoming effective, no shares (whether related to conversion of principal or interest) may be sold in the market and thus all shares that may be associated with conversion of the Notes would not be considered to be readily convertible to cash.  If Rule 144 is available (or at any date within 31 days of Rule 144 becoming available) all shares to be issued, whether for conversion of principal or interest, would be considered readily convertible to cash (assuming compliance with any other requirements of Rule 144 and the existence of a sufficiently active market).  The Staff is advised that, for the period between effectiveness of the Registration Statement and the date 31 days prior to the availability of Rule 144, the Company would determine, at each reporting date, the number of shares that it would be required to issue if the holders of all outstanding Convertible Notes were to exercise their conversion rights, including conversion of any accrued but unpaid interest.  Because interest is payable quarterly on the last day of the quarter, the Company does not expect that the number of shares required at each reporting date would exceed the number of shares underlying the principal amount of the Notes.  However, in the event that interest payment was delayed (or the Company was unable to make payment), an increased number of shares would be required.  Similarly, if a holder converts on a date between interest payment dates, the Company may be required to issue an additional number of shares to that holder to cover conversion of interest.

Mr. Jeffrey Riedler
August 2, 2010

In assessing whether or not the number of shares to be issued can be readily converted to cash (thus permitting net settlement), the Company would compare the number of shares that it could be required to issue as of the reporting date with the number of shares available to be issued without a restrictive legend.  To the extent that the number of shares that could be required to be issued exceeds the number of shares that can be issued without a restrictive legend, the excess number of shares would be considered restricted and thus not readily convertible to cash (unless within 31 days of Rule 144 becoming available).  The valuation of any bifurcated embedded derivative liability at each reporting date would embody only that number of shares that could be net settled because they could be issued without a restrictive legend and readily converted to cash.

The Company believes this approach is appropriate for two reasons.  Firstly, it follows the actual substance of the transaction.  If the Company is required to issue any shares for conversion of interest, it will consult with legal counsel as to whether those shares must bear a restrictive legend.  However, the Company is registering 6,000,000 shares issuable on conversion of the Notes and thus the Company currently believes that any interest shares issued would not require a restrictive legend, provided the total number of shares actually issued prior to Rule 144 becoming available does not exceed 6,000,000.  Any shares issued in excess of 6,000,000 (whether for principal, interest or both) would be restricted until Rule 144 becomes available, which restriction would be mirrored by the Company’s accounting.

Secondly, the guidance at ASC 815-40-35-8 would appear to provide an analogy to this issue.  This guidance discusses the need to re-assess the classification of a contract at each balance sheet date and recognizes that the classification may change because of new events or circumstances.  That guidance is focused on changes that may be required because a company no longer has a sufficient number of authorized shares to permit share settlement of one or more contracts.  The guidance provides for a “partial settlement” approach, that is, a portion of the contract would be re-classified and a portion would not, depending on the number of shares available for settlement.  The Company believes this is similar to a situation in which some, but not all, of the shares to be issued would be restricted and therefore not readily convertible to cash.  That guidance (ASC 815-40-35-12) notes that “there may be different methods that could be used to determine which contracts, or portions of contracts, shall be reclassified.”  ASC 815-40-35-13 notes that “The method of re-classification shall be systematic, rational, and consistently applied.”  Because the number of shares registered is specific to the Notes, the number of shares that could be issued and sold is specific to the Notes and is not affected by any other contracts issued by the Company.  Thus, at any reporting date, the Company would view any shares that it may be required to issue in excess of 6,000,000 (less any shares previously issued) as restricted and not readily convertible to cash.  The Company again notes that this mirrors the circumstances that would in fact occur – prior to Rule 144 becoming available, any shares issued in excess of 6,000,000 would be required to bear a restrictive legend.

Mr. Jeffrey Riedler
August 2, 2010

2.	Assessment of market volume

Although the shares to be issued on conversion of the Notes may not be restricted from sale, whether or not they are considered readily convertible to cash depends on whether the market is sufficiently active to absorb the quantity of Common Stock without significantly affecting the price.

In assessing the sufficiency of the market, the Company would assess the market volume in relation to the smallest increment the holder may exercise.  As discussed with the Staff, the Notes may be only be exercised in whole and may not be exercised in part.  Thus, as discussed in the Company’s previous supplemental response to the Staff, exercise of the Notes would result in each holder receiving a number of shares that varies between 21,600 shares and 250,000 shares.  At each reporting date, the Company would assess whether or not the shares underlying each Note could be absorbed in the market.  Per the Company’s discussions with the Staff, the Company recognizes and acknowledges that there is no “bright line” test related to the Company’s trading volume that can be applied in making this determination.  Rather, each increment must be considered in the context of current trading volumes to judge whether or not the shares could be absorbed within a reasonable time without significantly affecting the price.  The Company views a “reasonable time” as being a “few days”, which the Company would consider to be no more than a period of 3 to 5 trading days.

3.	Re-classification of contracts

As noted above and in the Company’s prior supplemental response, at each reporting date, the Company will be required to re-consider the appropriate classification of each contract based on whether or not the embedded conversion option in each Note is considered to be a derivative instrument, which will depend on whether or not the aggregate number of shares to be received on exercise of each of the 128 Notes, which Notes can be exercised only in whole but not in part, could be readily sold in the market without significantly affecting the public market price of the Common Stock.  As a result, the Company may be required to re-classify contracts (primarily if their net settlement criterion changes).  In the event of a re-classification, the Company acknowledges that, prior to re-classification, each contract to be re-classified would be marked-to-market as of the date of re-classification.

4.	Accounting for Common Stock Warrants

Further to the Company’s discussion with the Staff, the Company notes that, as provided in ASC 815-10-S99-4, written options (such as the Warrants) that do not meet the test of being indexed to the issuer’s stock should be reported at fair value and subsequently marked to fair value, whether or not they meet the technical definition of a derivative in ASC 815-10-15-83.  Accordingly, the Company notes that its Warrants will be accounted for as derivative liabilities from the time they were issued (January 5, 2010).

5.	Initial Valuation and Allocation of Proceeds

As discussed with Staff via telephone, the Company acknowledges that, in many circumstances, the initial fair values of instruments issued may, in the aggregate, exceed the total proceeds received which, in turn, may affect the allocation of the proceeds among the instruments issued and may result in an initial charge to income.  For convertible notes and warrants, this situation may arise because the valuation of the instruments issued is based on an observable market price associated either with the instruments themselves or with their underlyings.  In the absence of any observable market prices on which to base the valuation of the instruments issued, the Company continues to believe that the cash proceeds paid by the investors represents the best available evidence of fair value and that an allocation approach that results in the amounts allocated to the instruments being equal to the price paid by the investors is appropriate in the circumstances.  That said, the Company notes that the Staff desired to further consider this point, and the Company would be happy to discuss this further with the Staff.

*****

Mr. Jeffrey Riedler
August 2, 2010

We thank the Staff in advance for its consideration of the foregoing and the revised Draft Footnote 12.  Should the Staff deem it productive to again discuss these matters via telephone, the Company would welcome this opportunity.

If the Staff has any questions or would like additional information, please contact the undersigned or my partner Barry I. Grossman at (212) 370-1300.  We look forward to working with you to resolve any remaining questions the Staff may have.

Very truly yours,

/s/ Lawrence A. Rosenbloom

Lawrence A. Rosenbloom

cc:	Bohai Pharmaceuticals Group, Inc.
Parker Randall CF (H.K.) CPA Limited

Mr. Jeffrey Riedler
August 2, 2010

Exhibit A

Revised Draft Footnote 12

12.	CONVERTIBLE PROMISSORY NOTES AND WARRANTS

On January 5, 2010, pursuant to a Securities Purchase Agreement (the “Securities Purchase Agreement”) with 128 accredited investors (the “Investors”), the Company sold 6,000,000 units for aggregate gross proceeds of $12,000,000, each unit consisting of an 8% senior convertible promissory note in the principal amount of $2 and one common stock purchase warrant (each, an “Investor Warrant” and collectively, the “Investor Warrants”).  By agreement with the Investors, each investor received: (i) a single Note representing the aggregate number of Notes purchased by them as part of the units (each, a “Note” and collectively, the “Notes”) and (ii) a single Investor Warrant representing the aggregate number of Investor Warrants purchased by them as part of the units.  The 128 Notes issued have face amounts that range from $43,200 to $500,000.

The Notes bear interest at 8% per annum, payable quarterly in arrears on the last day of each fiscal quarter of the Company.  No principal payments are required until maturity of the Notes on January 5, 2012.  Each Note, plus all accrued but unpaid interest thereon, is convertible, in whole but not in part, at any time at the option of the holder, into shares of the Company’s common stock, par value $0.001 per share, at a conversion price of $2.00 per share, subject to adjustment as set forth in the Note.

The conversion price of the Notes is subject to standard anti-dilution adjustments for stock splits and similar events.  In addition, in the event the Company issues or sells any additional shares of Common Stock or instruments convertible or exchangeable for Common Stock at a price per share less than the conversion price then in effect or without consideration, then the conversion price upon each such issuance will be adjusted to that price determined by multiplying the conversion price then in effect by a fraction: (1) the numerator of which is the sum of (x) the number of shares of Common Stock outstanding immediately prior to the issuance of such additional shares of Common Stock plus (y) the number of shares of Common Stock which the aggregate consideration for the total number of such additional shares of Common Stock so issued would purchase at a price per share equal to the conversion price then in effect, and (2) the denominator of which is the number of shares of Common Stock outstanding immediately after the issuance of such additional shares of Common Stock. Notwithstanding any provision of the Note to the contrary, no adjustment will cause the conversion price to be less than $1.00, as adjusted for any stock dividend, stock split, stock combination, reclassification or similar transaction.

The Notes contain certain Events of Default, including non-payment of interest or principal when due, bankruptcy, failure to maintain a listing of the Common Stock or to make required filings on a timely basis.  No premium is payable by the Company if an Event of Default occurs.  However, upon an Event of Default, and provided no more than 50% of the aggregate face amount of the Notes have been converted, the Investors holding Notes have the right to receive a portion, based on their pro-rata participation in the transaction, of 1,000,000 shares of the Company’s Common Stock that have been placed in escrow by the Company’s principal stockholder. The shares in escrow will be returned to the principal stockholder when 50% of the aggregate face amount of the Notes has been converted or, if later, when the Notes are repaid.

The Investor Warrants expire on January 5, 2013 and may be exercised by the holder at any time to purchase one share of Common Stock at an exercise price of $2.40 per share (subject to adjustment as set forth in the Investor Warrants).  The exercise price of the Investor Warrants is subject to adjustment in the same manner as the conversion price of the Notes described above, except that the exercise price will not be adjusted to less than $1.20, as adjusted for any stock dividend, stock split, stock combination, reclassification or similar transaction.  The Investor Warrants may only be exercised for cash and do not permit the holder to perform a cashless exercise.

Mr. Jeffrey Riedler
August 2, 2010

In connection with the sale of the units, the Company paid its placement agents a cash fee of $1,200,000. In addition, the placement agents received warrants (the “Placement Agent Warrants” and, together with the Investor Warrants, the “Warrants”) to purchase 600,000 shares of Common Stock, which warrants are substantially identical to the Investor Warrants, except that, pursuant to separate lock-up agreements executed by the holders of the Placement Agent Warrants, the Placement Agent Warrants are not exercisable until the six month anniversary of the later of: (i) the date of effectiveness of the registration statement registering the resale of the Common Stock underlying the Notes and Warrants or (ii) the date of commencement of sales in connection with such registration statement.

In addition to the placement agent fee, the Company paid $370,000 of legal and other expenses.  As required by the Securities Purchase Agreement, $500,000 of the proceeds from the sale of the units were placed in escrow to pay investor relations expenses to be incurred by the Company and $240,000, equivalent to one quarter’s interest expense on the Notes, was also placed in escrow.  The interest escrow will be released to the Company at such time as 75% of all shares underlying the Notes have been issued upon conversion of Notes.  After payment of the placement agent fees and other expenses and the amounts required to be placed in escrow, the Company received net proceeds of $9,690,000.  At March 31, 2010, $731,491 remained in escrow and is included in Other Receivables and Prepayments (see Note 4).

The Company also entered into a Registration Rights Agreement with the Investors.  The Company agreed to file, no later than March 6, 2010, a registration statement to register the shares underlying the Notes and the Warrants and to have such registration statement effective no later than August 13, 2010.  The required registration statement was filed on March 2, 2010 but has not become effective as of March 31, 2010.  If the registration statement is not effective by the due date or if, after the effective date, sales of securities  included in the registration statement cannot be made (including, without limitation, because of a failure to keep the registration statement effective, to disclose such information as is necessary for sales to be made pursuant to the registration statement, to register a sufficient number of shares of Common Stock or to maintain the listing of the Common Stock) then, as liquidated damages (and in complete satisfaction and to the exclusion of any claims or remedies inuring to any holder of the securities) the Company is required to pay an amount in cash equal to 1% of the aggregate purchase price paid by the Investors on each of the following dates: (i) 20 days following the date of a Filing Failure; (ii) 20 days following the date of an Effectiveness Failure; (iii) 30 days following the initial day of a Maintenance Failure; (iv) on every thirtieth day thereafter (pro-rated for periods totaling less than thirty days) until such failure is cured. The payments to be made by the Company are limited to a maximum of 6% of the aggregate amount paid by the Investors ($720,000).  As of March 31, 2010, the Company does not expect to incur any registration delay payments and has not accrued any such payments.

On and effective as of June 30, 2010, the Company entered into an Amendment and Agreement with the Investors, pursuant to which the Company and the Investors agreed to make certain amendments to the Notes and the Warrants.  Pursuant to the Amendment, the anti-dilution protection provisions in the Notes and the Warrants were eliminated and a provision specifically precluding net cash settlement by the Company of the Notes and the Warrants was added.  In return, and subject to certain non-financing exceptions, the Company agreed not to issue any new equity securities at a price per share below $2.20 until the earlier of (i) January 5, 2013 or (ii) the date on which, collectively with any prior conversions or exercises of Notes and Warrants, 75% of the principal face value of the Notes in the aggregate has been converted into shares of Common Stock and Warrants representing, in the aggregate, 75% of the aggregate shares of Common Stock underlying the Warrants have been exercised.  This Amendment will not change the Company’s accounting for the Notes and the Warrants described below.

Mr. Jeffrey Riedler
August 2, 2010

Accounting for Convertible Notes

The shares of Common Stock underlying the Notes have not yet been registered for sale.  Until such time as the registration statement filed by the Company becomes effective or, if later, until the shares to be received on conversion of the Notes may be sold without restriction under SEC Rule 144, the shares may not be sold except in privately negotiated transactions with accredited investors or in similar transactions that are otherwise exempt from registration.  Accordingly, at January 5, 2010 and March 31, 2010, the conversion options embedded in the Notes are not derivative instruments as defined in FASB ASC 815-10-15-83 because the Notes do not permit or require net settlement, there is no market mechanism outside the contracts that permits net settlement and the shares to be received on conversion of the Notes are not readily convertible to cash because they may not be sold in the market.

At such time as the required registration statement becomes effective or, if earlier, at the date when the shares received on conversion of the Notes may be sold without restriction under SEC Rule 144, the embedded conversion options will qualify as derivative instruments, provided there is an active market for the Common Stock.  Whether or not the embedded conversion option in each Note is considered to be a derivative instrument will depend on whether or not the aggregate number of shares to be received on exercise of each of the 128 Notes, which Notes can be exercised only in whole but not in part, could be readily sold in the market without significantly affecting the market price of the Common Stock, thus permitting the shares received by the holder of each Note to be readily convertible to cash.  At each reporting date after an effective registration statement becomes available that would permit re-sale of the underlying shares or after the shares otherwise become eligible for re-sale under Rule 144, the Company will re-evaluate each Note, based on the level of activity in the market for the Common Stock at that time, to determine whether or not the embedded conversion option in each Note is a derivative instrument.  Depending on the trading volume for the Common Stock, the embedded conversion option may be considered a derivative instrument for some  Notes but not for others and its status as a derivative instrument may vary from period to period.

FASB ASC 815-10-15-74 provides that a contract which would otherwise meet the definition of a derivative instrument but that is both (a) indexed to a company’s own stock and (b) classified in stockholders’ equity in the statement of financial position would not be considered a derivative financial instrument.  FASB ASC 815-40-15 and 815-40-25 provide guidance for determining whether those two criteria are met.  Because the Company’s functional currency is the Renminbi but the Notes are denominated in U.S. Dollars, FASB ASC 815-40-15-7I provides that the embedded conversion options are not considered to be indexed only to the Company’s Common Stock.  Furthermore, prior to the June 30, 2010 Amendment described above, the criteria that the instruments be indexed only to the Common Stock was also not met because the conversion price of the Notes would be reduced if the Company issued securities at a lower exercise or conversion price.  Because the requirement that the instruments be indexed only to the Common Stock is not met, the exemption in FASB ASC 815-10-15-74 will not be available and the Company will account for the embedded conversion options in the Notes as derivative instrument liabilities, if and when the net settlement criterion described above is met.

Derivative financial instruments are initially measured at their fair value. For derivative financial instruments that are accounted for as liabilities, the derivative instrument is initially recorded at its fair value and is then re-valued at each reporting date, with changes in the fair value reported as charges or credits to income.  If and when the embedded conversion option in any of the Notes first qualifies as a derivative instrument, the fair value at that time of the embedded derivative instrument  will be re-classified and separately recognized and subsequently marked-to-market each reporting period, as long as the embedded conversion option continues to qualify as a derivative instrument.  If the embedded conversion option ceases to be a derivative instrument, it will be marled-to-market as of the date of re-classification but thereafter will no longer be marked-to-market.

Mr. Jeffrey Riedler
August 2, 2010

Accounting for Warrants

Because the Company’s functional currency is the Renminbi but the Warrants are denominated in U.S. Dollars, the Warrants are not considered to be indexed only to the Common Stock.  Furthermore, prior to the June 30, 2010 Amendment described above, the criteria that the instruments be indexed only to the Common Stock was also not met because the exercise price of the Warrants  would be reduced if the Company issued securities at a lower exercise or conversion price.  In accordance with ASC 815-10-S99-4, the Warrants (including the Placement Agent Warrants) are accounted for at fair value, with changes in their fair value charged or credited to income each period.

At January 5, 2010, the Warrants were valued using a binomial model based on a Common Stock price of $1.34 (determined as described below), a term equal to the remaining life of the Warrants, an expected dividend yield of 0%, and a risk-free interest rate of 1.57%, based on constant maturity rates published by the U.S. Federal Reserve applicable to the remaining life of the Warrants.  The expected volatility of the Common Stock over the remaining life of the Warrants has been estimated at 65%, based on a review of the historical volatility of five companies considered by management to be comparable to the Company.  The Investor Warrants were initially valued at $2,243,781.

The Placement Agent Warrants were initially valued at $224,378.  The cost of these instruments, together with the cash fees paid to the placement agents and the other fees and expenses paid by the Company, as described above, in the aggregate amount of $1,794,378, have been deferred and are being amortized on a straight-line basis over the two year period to maturity of the Notes.

Allocation of Proceeds

At the time the Warrants and Notes were issued, there had not been any market activity for the  Common Stock.  Accordingly, the Company estimated the January 5, 2010 fair value of the Common Stock underlying the Warrants and Notes, based on the Common Stock price implicit in the cash price paid by the Investors.  The fair value of the Notes is considered to be equal to the underlying value of the Common Stock into which the Notes can be converted plus the present value of the interest coupon to be paid.  The fair value of the Warrants was determined using a binomial model based on the implicit fair value of the underlying Common Stock (and other relevant factors described further below). The aggregate of the fair values of the Warrants and the Notes is equal to the cash consideration paid by the Investor because, in the absence of observable market prices, that cash consideration is considered to be the best available indicator of fair value.  The total proceeds received from the Investors were thus allocated between the Warrants and the Notes based on their estimated fair values.  The above allocation of the proceeds resulted in an estimated fair value for the Common Stock at January 5, 2010 of $1.34.  On March 31, 2010, an initial trade of 500 shares of the Company’s Common Stock occurred in the market at a price of $2.10 per share, the only trading activity during that period.

The Investor Warrants were valued at $2,243,781 and the remainder of the $12,000,000 gross proceeds received from the Investors of $9,756,219 was recorded as the initial carrying value of the Notes.  Based on the proceeds allocated to the Notes, the Notes are convertible into Common Stock at an effective conversion price of approximately $1.63 per share.  No beneficial conversion feature has been recognized because the effective conversion price of $1.63 exceeds the estimated fair value of the Common Stock at the time the Notes were issued of $1.34.  The initial carrying value of $9,756,219, together with interest accruing on the Notes, is being amortized to the maturity value of the Notes over the period to maturity, at an effective interest rate of approximately 19.2% per annum.  Interest expense for the period ended March 31, 2010 was $449,152.  After payment of cash interest due on March 31, 2010 of $226,667, the amortized cost carrying value of the Notes at March 31, 2010 was $9,978,704.

Mr. Jeffrey Riedler
August 2, 2010

Escrowed Shares

As of January 5, 2010 and at March 31, 2010, the Company’s principal stockholder is obligated to deliver 1,000,000 shares of Common Stock to the Investors if certain Events of Default occur (as defined in the Notes).  The fair value of this obligation is not considered to be material as the probability of such events occurring is currently considered to be minimal.  Accordingly, at January 5, 2010 and March 31, 2010, no liability for this obligation has been recognized.

Subsequent Conversions

On April 1, 2010, Notes with an aggregate face amount of $500,000 were converted into 250,000 shares of Common Stock.